Exhibit 99.7(n)

Amendment to the Amended and Restated Fee Waiver and Expense Reimbursement Agreement

THIS AMENDMENT is made and effective as of August 1, 2023 between PACE SELECT ADVISORS TRUST, a Delaware statutory trust (“Trust”), and UBS ASSET MANAGEMENT (AMERICAS) INC. (“UBS AM”), a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

WHEREAS, the Trust and UBS AM have entered into an Amended and Restated Fee Waiver and Expense Reimbursement Agreement dated as of November 28, 2022 (the “Agreement”); and

WHEREAS, Section 10 of the Agreement permits amendments to the Agreement as signed in writing by the parties to the Agreement; and

WHEREAS, UBS AM proposed adjustments that would lower the expense caps in place with respect to Class P shares of PACE High Yield Investments (the “Fund”) through November 30, 2024; and

WHEREAS, the Trust’s Board of Trustees approved the changes to the expense caps for the Fund;

NOW THEREFORE, the information regarding the Fund in Schedule A to the Agreement is hereby amended and restated as follows to reflect the lower expense caps in place with respect to Class P shares of the Fund effective as of the date of this Amendment with all other terms of the Agreement remaining the same:

Schedule A

Maximum Permitted Rate

Fund	Class A expense cap	Class Y expense cap	Class P expense cap	Class P2 expense cap
PACE® High Yield Investments	1.06	0.88	0.88*	N/A

*Through November 30, 2024.

PACE Select Advisors Trust		PACE Select Advisors Trust

By:	/s/ Eric Sanders	By:	/s/ Keith A. Weller
Name:	Eric Sanders	Name:	Keith A. Weller
Title:	Vice President and Assistant Secretary	Title:	Vice President and Secretary

The foregoing Amendment is hereby accepted and effective as of August 1, 2023.

UBS Asset Management		UBS Asset Management
(Americas) Inc.		(Americas) Inc.

By:	/s/ Rose Ann Bubloski	By:	/s/ Joanne Kilkeary
Name:	Rose Ann Bubloski	Name:	Joanne Kilkeary
Title:	Director	Title:	Executive Director